UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-40967

Arbor Rapha Capital Bioholdings Corp. I

(Exact name of registrant as specified in its charter)

333 Earle Ovington Blvd. Suite 900

Uniondale, NY 11553

(516) 506-4200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant

Class A common stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    0

Pursuant to the requirements of the Securities Exchange Act of 1934, Arbor Rapha Capital Bioholdings Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 13, 2023	By:	/s/ Ivan Kaufman
		Name:	Ivan Kaufman
		Title:	Chief Executive Officer